Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2008		2007		2007		2006		2005		2004		2003
Earnings:
Net income	$44,996		$38,171		$85,303		$66,101		$63,912		$56,742		$45,874
Fixed charges	19,328		19,053		37,755		47,020		46,633		41,836		37,899
Adjusted earnings	$64,324		$57,224		$123,058		$113,121		$110,545		$98,578		$83,773

Fixed charges:
Interest expense	$19,328		$19,053		$37,755		$47,020		$46,633		$41,836		$37,899
Ratio of earnings to fixed charges	3.3	x	3.0	x	3.3	x	2.4	x	2.4	x	2.4	x	2.2	x